Gary B. Wolff, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

May 5, 2009

Via Federal Express

Lauren Nguyen

Attorney Advisor

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Laufer Bridge Enterprises, Inc.

Post-Effective Amendment 1 to Form S-1

File No.: 333-149177

Dear Ms. Nguyen:

Enclosed is Post-Effective Amendment One to Form S-1.  The changes are made in response to staff comments on the initial filing of the Post-Effective Amendment to Form S-1

The paragraph numbers below correspond to the numbered comments in your comment letter dated May 4, 2009.

General

1.

This letter will serve to confirm that the Issuer understands that when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall not be as of a date more than 16 months prior to such use. The Issuer confirms, and I have verified, as its counsel that no sales of Issuer’s shares occurred after January 30, 2009.

Signatures

2.

Principal Accounting Officer has signed Post Effective Amendment 1 to Form S-1.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

enclosure